Exhibit 99.1

Summary of Consolidated Financial Results through the First Quarter of Fiscal 2005

(Three-Month Period Ended June 30, 2005)

July 29, 2005

Listed company name:	DAIICHI PHARMACEUTICAL CO., LTD.
(URL http://www.daiichipharm.co.jp/)
Listed exchanges:	Tokyo Stock Exchange (1st Section), Osaka Securities Exchange (1st Section)
Securities code No.:	4505
Representative:	Mr. Kiyoshi Morita, President and CEO
Contact:	Mr. Toshio Takahashi, Corporate Officer and General Manager of Corporate
Communications Department

1. Notes to Consolidated Financial Statements

(1)	Adoption of simplified method: N/A
(2)	Difference in accounting policies from the fiscal year ended March 31, 2005: N/A
(3)	Change in scope of consolidation and equity method: Number of consolidated companies reduced by three due to mergers (Scope of Consolidation) The number of consolidated subsidiaries has decreased due to the absorption by Daiichi Pharmatech Co., Ltd., of two companies that were consolidated subsidiaries through the previous fiscal year—Kansai Daiichi Service Co., Ltd., and Daiichi Technos Co., Ltd.—and the absorption by Daiichi Suntory Pharma Co., Ltd., of one company that was a consolidated subsidiary through the previous fiscal year—Daiichi Suntory Biomedical Research Co., Ltd.

2. Results through the First Quarter Ended June 30, 2005 (From April 1, 2005, to June 30, 2005)

(1) CONSOLIDATED FINANCIAL RESULTS	Amounts of less than one million yen are omitted.

	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2005 1-quarter results (3-month period ended 6/30/05)	88,868	5.6	21,838	30.8	22,862	31.0	13,565	20.3
Fiscal 2004 1-quarter results (3-month period ended 6/30/04)	84,116	(4.1)	16,698	(15.0)	17,458	(13.4)	11,272	(6.9)

(Ref.) Fiscal 2004	328,534	1.8	56,063	21.6	57,320	22.7	37,175	39.4

	Basic net income per share	Diluted net income per share
	Yen	Yen
Fiscal 2005 1-quarter results (3-month period ended 6/30/05)	50.54	50.50
Fiscal 2004 1-quarter results (3-month period ended 6/30/04)	41.96	41.95

(Ref.) Fiscal 2004	137.95	137.90

Notes: % changes are presented for comparison with the corresponding period of the previous fiscal year.

Overview of Consolidated Performance

Regarding prescription drugs, sustained efforts to control healthcare costs in Japan continued to create harsh market conditions. Amid these conditions, the Daiichi Pharmaceutical Group further augmented its efforts to provide information related to drug efficacy and safety. As a result, consolidated net sales increased 6.9% from the level in the same period in fiscal 2004, to ¥58,358 million, supported by growth in sales of such mainstay products as Cravit, a broad-spectrum oral antibacterial agent; Artist, a long-acting beta-blocker; Zyrtec, a long-acting selective H1 receptor antagonist for the treatment of allergic diseases; Mobic, a non-steroidal anti-inflammatory agent; HANP, an agent for acute heart failure; and Topotecin, an anticancer drug. Overseas prescription drugs sales surged 26.0%, to ¥16,667 million, reflecting the strong bulk exports of the antibacterial agent levofloxacin to North America and Europe as well as a shift to the receipt of patent licensing royalty income on a quarterly basis. Thus, consolidated net sales were up both in Japan and overseas.

In OTC drug operations and fine chemicals operations, the Daiichi Group faced harsh market conditions that depressed consolidated net sales.

Consequently, during the three month period under review, the Daiichi Group generated net sales of ¥88,868 million (up 5.6%), operating income of ¥21,838 million (up 30.8%), ordinary income of ¥22,862 million (up 31.0%), and net income of ¥13,565 million (up 20.3%). All these principal performance indicators were moving steadily upward in line with the Daiichi Group’s forecasts announced at the time results for the previous fiscal year were released.

(Reference) Non-Consolidated Financial Results

	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2005 1-quarter results (3-month period ended 6/30/05)	72,689	8.0	19,681	36.6	21,082	36.0	13,329	30.0
Fiscal 2004 1-quarter results (3-month period ended 6/30/04)	67,300	(1.4)	14,411	(15.5)	15,495	(12.9)	10,250	(5.0)

(Ref.) Fiscal 2004	259,912	2.5	54,440	20.0	56,322	21.1	19,303	(31.0)

	Basic net income per share	Diluted net income per share
	Yen	Yen
Fiscal 2005 1-quarter results (3-month period ended 6/30/05)	49.66	49.62
Fiscal 2004 1-quarter results (3-month period ended 6/30/04)	38.15	38.14

(Ref.) Fiscal 2004	71.53	71.50

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Shareholders’ equity	Ratio of shareholders’ equity to total assets	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2005 1-quarter results (3-month period ended 6/30/05)	551,998	456,595	82.7	1,701.16
Fiscal 2004 1-quarter results (3-month period ended 6/30/04)	527,363	428,734	81.3	1,597.23

(Ref.) Fiscal 2004	546,555	448,563	82.1	1,670.71

Results of Cash Flows (Consolidated Basis)

	Cash flows from operating activities	Cash Flows from investing activities	Cash Flows from financing activities	Balance of cash and cash equivalents
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2005 1-quarter results (3-month period ended 6/30/05)	4,077	(12,132)	(6,730)	76,809
Fiscal 2004 1-quarter results (3-month period ended 6/30/04)	(215)	(16,807)	(8,282)	65,185

(Ref.) Fiscal 2004	35,571	(21,989)	(12,369)	91,571

Overview of Changes in Consolidated Financial Position

At the end of the period, shareholders’ equity and total assets had risen ¥8,032 million and ¥5,443 million, respectively, from the previous fiscal year-end.

Regarding cash flows, factors including a temporary rise in accounts receivable decreased the balance of total cash and cash equivalents ¥14,762 million from the previous fiscal year-end. Reflecting such factors as the higher level of patent licensing royalty income, however, net cash provided by operating activities was higher than in the same period of the previous fiscal year.

3. Consolidated Forecast of Results for Fiscal 2005

	Net sales	Ordinary income	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
2005 interim period	162,000	27,000	15,000	55.89

Fiscal 2005	335,000	57,500	21,000	77.73

Overview of Performance Projections

In view of the smooth progress in consolidated performance during the three-month period under review and despite the prospect of a temporary rise in expenses beginning from July, interim performance figures are projected to exceed the projections announced at the time results for the previous fiscal year were released. Regarding performance figures for the entire current fiscal year, performance will be negatively affected by the delay to the subsequent fiscal year of product launches previously expected to be made during the latter half of the current fiscal year. The delayed launches include as those of Plavix (clopidogrel sulfate), a new anti-platelet agent, and KMD-3213 (silodosin), an agent for treating dysuria. Due to continued increases in sales of established products, however, performance figures for the entire current fiscal year are projected to exceed the projections made at the time performance figures for the previous fiscal year were announced and be approximately equal to performance figures for the previous fiscal year.

(Reference) Non-Consolidated Forecast of Results for Fiscal 2005

	Net sales	Ordinary income	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
2005 interim period	129,000	28,000	16,500	61.47
Fiscal 2005	264,000	56,500	34,500	128.09

*	The above projections and forward-looking statements represent the Group’s judgments based on the information available at the time of writing, and include latent risks and assumptions that may prove to be incorrect. Therefore, actual performance may be very different from the above forecasts if various assumptions underlying the forecasts prove to be incorrect.

(1) Summary of Consolidated Balance Sheets

	Fiscal 2005 1st quarter (As of June 30, 2005)		Fiscal 2004 (As of Mar. 31, 2005)		Change				Fiscal 2004 1st quarter (As of June 30, 2004)
	Millions of yen	%	Millions of yen	%	Millions of yen		%		Millions of yen	%
Assets

Current assets:	293,865	53.2	299,836	54.9	Δ	5,971	Δ	2.0	289,282	54.9
Cash and deposits	16,171		16,395		Δ	223			17,669
Trade notes and accounts receivables	99,845		88,168			11,677			97,720
Marketable securities	90,700		107,514		Δ	16,814			80,712
Mortgages	20,000		20,000			—			24,000
Inventories	37,223		40,486		Δ	3,263			39,703
Other	29,925		27,272			2,652			29,476

Fixed assets:	258,133	46.8	246,718	45.1		11,414		4.6	238,081	45.1
Tangible fixed assets:	105,953		105,602			350			107,204
Buildings and structures	55,991		55,969			22			57,619
Other	49,961		49,633			328			49,584
Intangible fixed assets	6,383		6,796		Δ	412			7,355
Investments and other assets:	145,796		134,319			11,477			123,522
Investment securities	116,446		105,461			10,984			112,418
Other	29,350		28,857			492			11,104

Total assets	551,998	100.0	546,555	100.0		5,443		1.0	527,363	100.0

–Supplemental data 1 –

	Fiscal 2005 1st quarter (As of June 30, 2005)				Fiscal 2004 (As of Mar. 31, 2005)				Change				Fiscal 2004 1st quarter (As of June 30, 2004)
	Millions of yen		%		Millions of yen		%		Millions of yen		%		Millions of yen		%
Liabilities

Current liabilities:		73,001		13.2		74,339		13.6	Δ	1,337	Δ	1.8		73,670		14.0
Trade notes and accounts payable		15,467				17,182			Δ	1,714				17,401
Long-term debt due within one year		13				18			Δ	4				13
Income taxes payable		9,874				8,401				1,472				8,515
Reserves		2,412				1,869				542				2,635
Other		45,233				46,867			Δ	1,633				45,104

Fixed liabilities:		20,837		3.8		22,070		4.0	Δ	1,232	Δ	5.6		21,862		4.1
Reserve for employees’ retirement benefits		4,779				4,754				24				17,658
Other		16,058				17,315			Δ	1,257				4,203

Total liabilities		93,839		17.0		96,409		17.6	Δ	2,570	Δ	2.7		95,533		18.1

Minority interests

Minority interests		1,564		0.3		1,582		0.3	Δ	18	Δ	1.2		3,096		0.6

Shareholders’ equity
Common stock		45,246		8.2		45,246		8.3		—				45,246		8.6
Additional paid-in capital		49,130		8.9		49,130		9.0		—				49,130		9.3
Retained earnings		382,854		69.4		376,144		68.8		6,710				355,039		67.3
Net unrealized gain on securities		19,320		3.5		18,215		3.3		1,105				19,630		3.7
Translation adjustments	Δ	1,084	Δ	0.2	Δ	1,305	Δ	0.2		221			Δ	1,489	Δ	0.3
Treasury stock	Δ	38,872	Δ	7.1	Δ	38,867	Δ	7.1	Δ	4			Δ	38,823	Δ	7.3

Total shareholders’ equity		456,595		82.7		448,563		82.1		8,032		1.8		428,734		81.3

Total liabilities, minority interests		551,998		100.0		546,555		100.0		5,443		1.0		527,363		100.0

–Supplemental data 2 –

(2) Summary of Consolidated Statements of Income

	Fiscal 2005 1st quarter Apr. 1, 2005-June 30, 2005			Fiscal 2004 1st quarter Apr. 1, 2004-June 30, 2004		Change			(Ref.) Fiscal 2004 Apr. 1, 2004-Mar. 31, 2005
	Millions of yen		% of net sales	Millions of yen	% of net sales	Millions of yen		%	Millions of yen		% of net sales
Net sales		88,868	100.0	84,116	100.0		4,751	5.6		328,534	100.0
Cost of sales		25,811	29.0	26,565	31.6	Δ	753			100,834	30.7
Gross profit		63,056	71.0	57,551	68.4		5,505			227,699	69.3
R&D expenses		14,089	15.9	13,407	15.9		682			57,416	17.4
Selling, general and administrative expenses		27,128	30.5	27,445	32.6	Δ	317			114,219	34.8

Operating income		21,838	24.6	16,698	19.9		5,140	30.8		56,063	17.1

Non-operating income		1,155		894			260			2,795
Non-operating expenses		131		134		Δ	3			1,538

Ordinary income		22,862	25.7	17,458	20.8		5,403	31.0		57,320	17.4

Extraordinary gain		163		964		Δ	801			16,983
Extraordinary loss		641		193			447			9,633

Income before income taxes and minority interests		22,385	25.2	18,230	21.7		4,155	22.8		64,670	19.7

Income taxes		8,834		6,840			1,993			28,843
Minority interests (Δloss)	Δ	14		117		Δ	131		Δ	1,348

Net income		13,565	15.3	11,272	13.4		2,292	20.3		37,175	11.3

–Supplemental data 3 –

(3) Summary of Consolidated Statements of Cash Flows

	Fiscal 2005 1st quarter Apr. 1, 2005-June 30, 2005		Fiscal 2004 1st quarter Apr. 1, 2004-June 30, 2004		(Ref.) Fiscal 2004 Apr. 1, 2004-Mar.31, 2005
	Millions of yen		Millions of yen		Millions of yen
I Cash Flows from Operating Activities:
Income before income taxes and minority interests in net income of consolidated subsidiaries		22,385		18,230		64,670
Depreciation		3,182		3,516		15,946
Decrease in retirement benefits	Δ	781	Δ	2,140	Δ	14,807
Increase (decrease) in prepaid pension costs		124		—	Δ	15,493
Interest and dividend income	Δ	652	Δ	584	Δ	1,474
Interest expense		0		0		1
(Increase) decrease in trade receivables	Δ	11,648	Δ	16,461	Δ	6,793
(Increase) decrease in inventories		3,311	Δ	497	Δ	1,290
Increase (decrease) in trade payables	Δ	1,714		3,248		3,011
Other, net	Δ	3,211		3,599		9,512

Subtotal		10,995		8,911		53,283

Interest and dividend income received		718		599		1,501
Interest paid		0		0	Δ	1
Income taxes paid	Δ	7,636	Δ	9,726	Δ	19,212

Net cash (used in) provided by operating activities		4,077	Δ	215		35,571

II Cash Flows from Investing Activities:
Payments for time deposits	Δ	1,632	Δ	2,095	Δ	7,800
Proceeds from time deposits		1,411		2,038		8,267
Payments for purchases of marketable securities	Δ	5,002	Δ	7,023	Δ	26,601
Proceeds from sales of marketable securities		10,903		4,509		25,210
Payments for purchases of mortgage-backed securities		—	Δ	4,000	Δ	8,000
Proceeds from sales of mortgage-backed securities		—		—		8,000
Payments for purchases of property, plant and equipment	Δ	4,161	Δ	4,625	Δ	10,753
Payments for purchases of intangible assets	Δ	354	Δ	398	Δ	2,546
Payments for purchases of investment securities	Δ	15,177	Δ	9,493	Δ	24,443
Proceeds from sales of investment securities		2,632		5,197		22,181
Other, net	Δ	751	Δ	917	Δ	5,500

Net cash used in investing activities	Δ	12,132	Δ	16,807	Δ	21,989

III Cash Flows from Financing Activities:
Cash dividends paid	Δ	6,710	Δ	4,045	Δ	8,071
Acquisition of treasury stock	Δ	4	Δ	4,218	Δ	4,263
Other, net	Δ	16	Δ	18	Δ	34

Net cash used in financing activities	Δ	6,730	Δ	8,282	Δ	12,369

IV Effect of Exchange Rate Changes on Cash and Cash Equivalents		23		144		12

V Net Increase (Decrease) in Cash and Cash Equivalents	Δ	14,762	Δ	25,160		1,225

VI Cash and Cash Equivalents at Beginning of Year		91,571		90,346		90,346

VII Cash and Cash Equivalents at End of Year		76,809		65,185		91,571

–Supplemental data 4 –

(4) Segment Information

1. Information on Business Segments

Fiscal 2005 1st quarter (Apr. 1, 2005-June 30, 2005)

						(Millions of yen)
	Pharmaceutical business	Other		Total	Elimination and/or corporate	Consolidated
Net sales
(1) Outside customers	85,142		3,725	88,868	—	88,868
(2) Intersegment	58		540	598	(598)	—

Total sales	85,200		4,266	89,467	(598)	88,868

Operating expenses	61,235		4,399	65,634	1,394	67,029

Operating income (Δloss)	23,965	Δ	133	23,832	(1,993)	21,838

Fiscal 2004 1st quarter (Apr. 1, 2004-June 30, 2004)

						(Millions of yen)
	Pharmaceutical business	Other		Total	Elimination and/or corporate	Consolidated
Net sales
(1) Outside customers	79,980		4,135	84,116	—	84,116
(2) Intersegment	328		660	989	(989)	—

Total sales	80,309		4,796	85,106	(989)	84,116

Operating expenses	61,663		4,763	66,426	991	67,417

Operating income	18,646		33	18,679	(1,981)	16,698

(Reference)
Fiscal 2004 (Apr. 1, 2004-March 31, 2005)

						(Millions of yen)
	Pharmaceutical business	Other		Total	Elimination and/or corporate	Consolidated
Net sales
(1) Outside customers	311,844		16,689	328,534	—	328,534
(2) Intersegment	73		2,783	2,857	(2,857)	—

Total sales	311,917		19,473	331,391	(2,857)	328,534

Operating expenses	247,821		19,552	267,373	5,096	272,470

Operating income (Δloss)	64,096	Δ	78	64,017	(7,953)	56,063

Notes: 1. Method of defining business segments: The Company has defined its business segments as being (a) pharmaceutical business centered on prescription drugs and (b) other business.

 2. Principal products in each business segment

Business Segments		Principal Products
Pharmaceutucal Business		Prescription drugs, diagnostics, radiopharmaceuticals, OTC drugs, animal drug products
Other	Fine chemicals business	Vitamins in bulk form, chemical products, industrial chemicals, etc.
	Safety research business	Commissioned testing and research
	Other business	Real estate leasing, etc.

2. Information on Geographic Segments

Geographic segment information is not shown because total sales in Japan accounts for more than 90% of the consolidated amount.

3. Overseas Sales

Fiscal 2005 1st quarter (Apr. 1, 2005-June 30, 2005)

			(Millions of yen)
	Americas	Europe	Asia and other	Total
I. Overseas net sales	11,614	4,401	2,224	18,239
II.Consolidated net sales				88,868
III. Ratio of overseas net sales on a consolidated basis	13.0%	5.0%	2.5%	20.5%

Fiscal 2004 1st quarter (Apr. 1, 2004-June 30, 2004)

			(Millions of yen)
	Americas	Europe	Asia and other	Total
I. Overseas net sales	8,736	4,563	1,900	15,200
II. Consolidated net sales				84,116
III. Ratio of overseas net sales on a consolidated basis	10.4%	5.4%	2.3%	18.1%

(Reference)
Fiscal 2004 (Apr. 1, 2004-March 31, 2005)

			(Millions of yen)
	Americas	Europe	Asia and other	Total
I. Overseas net sales	46,608	13,392	8,588	68,589
II. Consolidated net sales				328,534
III. Ratio of overseas net sales on a consolidated basis	14.2%	4.1%	2.6%	20.9%

Notes:

1.	Sales regions are defined based on geographical proximity.

2.	Principal countries in each region

(1) Americas: The United States

(2) Europe: Germany, France, Italy

(3) Asia and other: China, Taiwan, South Korea

3.	Overseas sales figures represent sales outside Japan of the parent company and its consolidated subsidiaries.

–Supplemental data 5–

(5) Gross Sales of Products in the First Quarter Fiscal 2005 (Non-Consolidated) Millions of yen

		FY. 2004 Results							FY. 2005 Results
	Brand Name	1st Half Results ‘04. Apr.-Sep.			1st Quarter Results ‘04. Apr.-Jun.				1st Half Estimates ‘05. Apr.-Sep.			1st Quarter Results ‘05. Apr.-Jun.
			Change			Change		Progress(%)		Change			Change		Progress(%)
Prescription drug sales in Japan	Cravit	20,800	Δ	700	12,500		200	60%	21,400		600	13,500		1,000	63%
	Tarivid	1,000	Δ	200	600	Δ	110	60%	900	Δ	100	600		0	67%
	New Quinolone	21,800	Δ	900	13,100		90	60%	22,300		500	14,100		1,000	63%
	Panaldine	14,900	Δ	1,400	8,300	Δ	400	56%	13,600	Δ	1,300	8,100	Δ	200	60%
	Slonnon	1,100		100	600		60	55%	1,300		200	600		0	46%
	Sunrythm	5,600		200	3,100		200	55%	6,000		400	3,300		200	55%
	Artist	7,700		1,000	4,200		600	55%	9,000		1,300	5,000		800	56%
	Coversyl	4,500	Δ	100	2,500		0	56%	4,600		100	2,600		100	57%
	Hanp	3,000		200	1,700		0	57%	3,700		700	2,200		500	59%
	Transamin	1,800		0	1,000		0	56%	1,800		0	1,100		100	61%
	Pantosin	1,900		0	1,000		0	53%	1,800	Δ	100	1,100		100	61%
	Vial	4,300	Δ	200	2,300	Δ	100	53%	4,100	Δ	200	2,200	Δ	100	54%
	Syringe	13,600	Δ	300	7,200		0	53%	13,000	Δ	600	7,500		300	58%
	Omnipaque	17,900	Δ	500	9,500	Δ	100	53%	17,100	Δ	800	9,700		200	57%
	Omniscan	2,600		0	1,400		100	54%	2,700		100	1,500		100	56%
	Neuer	1,200	Δ	200	700	Δ	60	58%	1,100	Δ	100	600	Δ	100	55%
	Feron	2,200	Δ	1,000	1,200	Δ	500	55%	1,800	Δ	400	1,000	Δ	200	56%
	Evoxac	600		100	300		30	50%	700		100	400		100	57%
	Miltax	3,100		100	1,600		200	52%	3,200		100	1,600		0	50%
	Mobic	3,800		1,600	1,500		400	39%	5,300		1,500	2,900		1,400	55%
	Zyrtec	4,200	Δ	100	2,500		100	60%	4,700		500	3,500		1,000	74%
	Topotecin	1,800		100	900		20	50%	2,300		500	1,400		500	61%
	New Products	—		—	—		—	—	1,100		—	20		—	2%
OTC drug sales in Japan	Karoyan Gush (04/6)	1,800		—	1,600		—	114%	1,300	Δ	500	300	Δ	1,300	23%
	Karoyan	600	Δ	400	400	Δ	100	67%	600		0	200	Δ	200	33%
	Patecs	1,100		200	500	Δ	110	45%	1,100		0	500		0	45%
	Cystina C	800		100	450		60	56%	800		0	200	Δ	250	25%
Overseas sales	Cravit (bulk)	13,000		2,300	7,700		1,200	59%	13,100		100	8,100		400	62%
	Cravit ( finished prep.)	200		100	60	Δ	40	30%	200		0	100		40	50%
	Cravit	13,200		2,400	7,760		1,160	59%	13,300		100	8,200		440	62%
	Tarivid (bulk)	700	Δ	200	400	Δ	80	57%	500	Δ	200	300	Δ	100	60%
	Tarivid ( finished prep.)	100	Δ	100	40	Δ	40	40%	100		0	100		60	100%
	Tarivid	800	Δ	300	440	Δ	120	55%	600	Δ	200	400	Δ	40	67%

	Exchange rate 1$=standard (actual)
		¥105			¥105				¥105			¥105
		¥(108)			¥(108)							¥(107)

(6) Change in R&D Pipeline

Development Code Number (Brand Name or Generic Name)	Item of Change	Before Change	After Change	Comments
DV-7314(Plavix)	Japan:FY of Launch	FY2005	FY2006	• Anti-platelet agent • The transfer of commercial rights of Plavix in Japan

DD-723(Sonazoid)	Japan:FY of Launch	FY2005	FY2006	• Ultrasound contrast media

KMD-3213(silodosin)	Japan:FY of Launch	FY2005-2006	FY2006	• Treatment for dysuria associated with benign prostatic hyperplasia

SUN Y7017(memantine)	Japan:Development Stage	moderately severe to severe P-IIIpreparation	moderately severe to severe P-III	• Treatment for dementia of Alzheimer type

–Supplemental data 6–